 Exhibit 99.1

First Mining Discovers Significant New Gold Zone for Immediate Expansion at the Duparquet Gold Project

•	Minuit Discovery - A Newly Discovered Gold Zone located 75 m north of historical Donchester Mine
•	DUP25-059 returns 2.25 g/t Au over 12.8 m, including 4.08 g/t Au over 4.0 m
•	Zone 3 Exploration Update - Drilling continues to confirm the main Duparquet resource
•	DUP25-059 intersects 1.21 g/t Au over 60.2 m including 4.1 g/t Au over 4.3 m

VANCOUVER, BC, July 14, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional drilling results from the 2025 drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company has been actively drilling with two drill rigs on the Duparquet Project since March 2025 as part of an estimated 18,000 m of drilling this year.

Highlights from the recent drilling include the newly discovered "Minuit" zone, located 75 m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8 m, including 4.08 g/t Au over 4.0 m. The discovery was made via a drill hole targeting a western down-dip extension of the South Zone which successfully encountered strong mineralization within an underexplored area located approximately 75 m into the footwall of the past-producing Donchester Mine. This new discovery zone indicates significant upside potential for the Project as it geologically aligns with key supporting geoscience elements that were also encountered in prior drill hole DUP23-003 which returned 3.47 g/t Au over 7.75 m and is located 315 m to the west of DUP25-059 (Figure 1). Once modeled, these holes collectively identified a newly discovered offset gold zone that remains open for meaningful exploration growth.

In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2 m, including 4.1 g/t Au over 4.3 m, within Zone 3 of the Project's current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.

"Our teams continue to make new discoveries in what is perceived to be a mature, well-drilled gold project," stated Dan Wilton, CEO of First Mining.  "The Duparquet Gold Project continues to demonstrate significant growth potential as our team delineates new zones of mineralization, now including Minuit, Miroir, Aiguille, Valentre, North Zone and South Zone.  We see the Duparquet Gold Project emerging as one of the largest gold deposits in the Abitibi with continued room for additional resource growth adding to the attractiveness of what is already a very robust and long-lived potential project."

Figure 1: Plan view map, highlighting the Minuit Target Discovery and its modelled offset from the Donchester Mine. (CNW Group/First Mining Gold Corp.)

Assay highlights from the Zone 3 and Minuit Zone in DUP25-059 are shown in Table 1, with a full list of assays returned in Table 2 and collar details in Table 3.

Table 1: Selected Significant Drill Intercepts, 2025 Program - Minuit and Zone 3 Targets

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-059		268.0	328.2	60.2	1.21	Zone 3
DUP25-059	inc.	271.0	271.5	0.5	8.01	Zone 3
DUP25-059	inc.	315.7	320.0	4.3	4.10	Zone 3
DUP25-059		537.0	549.8	12.8	2.25	Minuit
DUP25-059	inc.	539.0	543.0	4.0	4.08	Minuit

*Reported intervals are drilled core lengths (true widths are estimated at 50-85% of the core length interval; assay values are uncut)

Duparquet 2025 Exploration Program Update

Exploration activities are ongoing at the Duparquet Project with ~9,300 m drilled in 2025 to date, reaching the halfway mark of the proposed 18,000 m, two drill rig program for the year. Drilling activities have been focused on the resource expansion targets (Figure 2) such as the South Zone, Miroir, Aiguille, and North Zone, with additional follow-up drilling planned for Minuit as well as prospective regional targets for the remainder of the program. Regional field work programs are continuing in parallel to support further target development for future drill readiness.

Figure 2: Plan view map of Duparquet geology and mineral resource with main targets around the core project area. (CNW Group/First Mining Gold Corp.)

Additional Details on the Minuit and Zone 3 Targets

Minuit

The "Minuit Zone" was identified during exploration efforts targeting the extension of the mineralization trend beneath the historical Donchester Mine. The historical Beattie mine operated from 1933 to 1956 and produced over 1.24 million ounces of gold at an average grade of 4.01 g/t. The historical mine consisted of three main areas - the Beattie mine, North Donchester, and South Donchester. The South Donchester area focused on the Beattie Syenite's southern mineralized zone.

Favourable mineralization was intercepted earlier than expected in DUP25-059, leading to the discovery of the new Minuit Zone, which is interpreted to be a new zone of mineralization 75 m north of the historical Donchester underground mine workings. Drill hole DUP25-059 returned 2.25 g/t Au over 12.8 m, including 4.08 g/t Au over 4.0 m, and the mineralization is hosted within a highly altered intensely silicified and mineralized syenite unit with up to 10% very fine-grained disseminated pyrite and 5% background quartz carbonate veining (Figure 3). The "Minuit syenite" unit demonstrates a similar width and bounding stratigraphy to that of the historical Donchester Mine syenite, which is bounded by intermediate to mafic volcanics.

The locality of the drilled intercept and newly discovered zone is interpreted to be due to a 45˚offsetting geological structure with a sinistral dip-slip component and offset of 75 m to the north. Minuit is located on the footwall side of this feature which is coincident with the western limits of the historical mine workings (Figures 1 and 4). The structure has been characterized as a gouge to brecciated zone with intense shearing and coincident late milky quartz veining.

A' Cross Section Looking West
North Zone
A
Legend
Overburden
Syenite
Lath Syenite
Mafic Volcanics
Ultramafics
Timiskaming Sediments
Gabbro
Resource Wireframe
D2 Shear
D3 Fault
Historical Drilling
First Mining Drilling
>30 g*m Au
20 - 30 g*m Au
10 - 20 g*m Au
5 - 10 g*m Au
Zone 3
60.2 m @ 1.21 g/t Au
inc, 0.5 m @ 8.01 g/t Au
and inc, 4.3 m @ 4.1 g/t Au
South Zone
Offset
Minuit
12.8 m @ 2.25 g/t Au
inc, 4 m @ 4.08 g/t Au
DUP25-059
Plan View
A
N
60.2 m @ 1.21 g/t Au
inc, 0.5 m @ 8.01 g/t Au
and inc, 4.3 m @ 4.1 g/t Au
Zone 3
Minuit
12.8 m @ 2.25 g/t Au
inc, 4 m @ 4.08 g/t Au
A'

Figure 3: Cross section and plan view of the recently completed drilling targeting the South Zone and highlighting the Minuit and Zone 3 targets, select drill holes and significant intercepts downhole. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

The newly interpreted structure demonstrates the unlocking of a new open-ended exploration target. The target is currently interpreted to extend 315 m to the west of DUP25-059 towards DUP23-003 as the Minuit discovery hole exhibits similar host lithology setting, mineralization and structure to that intersected in DUP23-003 which returned 3.47 g/t Au over 7.75 m (Figures 1 and 4). Follow-up exploration drilling will focus on further evolving the interpretation and extent of the target up- and down-dip as well as along strike.

The purpose of drill hole DUP25-059 was to target an extension of the open-ended South Zone and even though the hole did not intersect the target at the projected position due to the unexpected offsetting structure, there is still strong evidence supporting the open-ended nature of the South Zone target on the hanging wall (west side) of the structure which will be followed up in upcoming drill programs.

Zone 3

The Zone 3 modelled resource wireframe intersected in drill hole DUP25-059 is located within the inferred category portion of the current mineral resource. Drill hole DUP25-059 returned favourable results of 1.21 g/t Au over 60.2 m, including 8.01 g/t Au over 0.5 m and including 4.1 g/t Au over 4.3 m (Figures 3 and 4). Mineralization in this intercept is hosted within moderately silica- and sericite-altered and brecciated syenite with up to 2% very fine-grained pyrite mineralization. These recent drill results further validate the current resource model and extent of continuity in mineralization that is hosted within the Duparquet Gold Project.

Figure 4: Plan view map of the Duparquet geology, mineral resource, and historical mine workings in the core Beattie syenite area. (CNW Group/First Mining Gold Corp.)

Table 2: Complete Assay Results from DUP25-059

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-059		19.0	20.0	1.0	0.48	Zone 3B
DUP25-059		86.0	87.0	1.0	0.93	Zone 3B
DUP25-059		96.5	102.1	5.6	1.79	Zone 3B
DUP25-059		127.9	129.0	1.1	0.80	Zone 3B
DUP25-059		137.0	138.0	1.0	0.59	Zone 3B
DUP25-059		147.0	148.0	1.0	0.42	Zone 3
DUP25-059		167.7	176.5	8.8	0.88	Zone 3
DUP25-059		183.0	184.0	1.0	0.64	Zone 3
DUP25-059		189.0	197.0	8.0	0.56	Zone 3
DUP25-059		200.0	201.0	1.0	0.85	Zone 3
DUP25-059		207.0	235.7	28.7	0.73	Zone 3
DUP25-059	inc.	219.2	222.0	2.8	2.10	Zone 3
DUP25-059		246.0	247.85	1.85	0.54	Zone 3
DUP25-059		251.1	259.0	7.9	0.44	Zone 3
DUP25-059		263.0	264.0	1.0	0.56	Zone 3
DUP25-059		268.0	328.2	60.2	1.21	Zone 3
DUP25-059	inc.	271.0	271.5	0.5	8.01	Zone 3
DUP25-059	inc.	315.7	320.0	4.3	4.10	Zone 3
DUP25-059		354.0	355.0	1.0	0.45	Zone 3
DUP25-059		473.4	474.0	0.6	1.47	Zone 3
DUP25-059		488.8	495.4	6.6	0.96	Minuit
DUP25-059		501.0	507.0	6.0	1.18	Minuit
DUP25-059		519.3	520.3	1.0	1.40	Minuit
DUP25-059		537.0	549.8	12.8	2.25	Minuit
DUP25-059	inc.	539.0	543.0	4.0	4.08	Minuit
DUP25-059		627.5	630.9	3.4	0.85	Minuit
DUP25-059		640.0	640.8	0.8	0.61	Minuit
DUP25-059		645.0	646.0	1.0	1.61	Minuit
DUP25-059		671.0	674.2	3.2	0.99	Minuit

*Reported intervals are drilled core lengths (true widths are estimated at 50-85% of the core length interval; assay values are uncut)

Table 3: DUP25-059  Hole Location

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-059	180	-65	729	631639	5374493

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 14-JUL-25